Exhibit 11.1
                        WINN-DIXIE STORES, INC. AND SUBSIDIARIES
                             Computation of Earnings Per Share
              Years ended June 29, 1994, June 30, 1993 and June 24, 1992
                    (Dollars in thousands e   xcept per share data)

                                 June 29,             June 30,         June 24,
                                  1994                 1993              1992
Average number of shares of
   common stock outstanding    74,644,036           76,119,152       76,805,335


Net earnings             $        216,117              236,385          195,934


Earnings per share       $           2.90                 3.11             2.55
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